Exhibit 1.01 to the Form SD

Change Healthcare Conflict Minerals Report

For the reporting period from January 1, 2019 to December 31, 2019

Except as otherwise indicated, all references in this report to “Change Healthcare,” “the Company,” “we,” “our” and “us” refer to Change Healthcare Incorporated and its consolidated subsidiaries.

Change Healthcare Incorporated

This Conflict Minerals Report (the “Report”) of Change Healthcare Inc. (Nasdaq: CHNG) (the “Company”) has been prepared pursuant to Rule 13p1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019. The Company, through a restructure and merger with McKesson Corporation (“McKesson”), acquired certain assets previously owned by McKesson, which include the Covered Product described below. The Company was incorporated on April 1, 2019 and filed a registration statement with the Securities and Exchange Commission, which was effective June 27, 2019.

The Company is a leading independent healthcare technology company that provides data and analytics-driven solutions to improve clinical, financial and patient engagement outcomes in the U.S. healthcare system. The Company offers a comprehensive suite of software, analytics, technology-enabled services and network solutions that drive improved results in the complex workflows of healthcare system payers and providers. The Company’s solutions are designed to improve clinical decision making, simplify billing, collection and payment processes and enable a better patient experience.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “3TG Minerals,” are gold, columbite tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As described in this Report, certain Company operations manufacture products for which the 3TG Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products:

•	for which the 3TG Minerals may be necessary to the functionality or production of that product;

•	that were manufactured by or for the Company; and

•	for which the manufacture was completed during calendar year 2019 (“In Scope”).

The following product category includes In Scope products:

Change Healthcare Enterprise Imaging – This business helps health care organizations of all sizes and complexity manage the massive amount of specialized imaging applications that come from dealing with today’s medical imaging department. The solutions of this business focus on workflow, collaboration, and productivity enhancements to help clients improve their clinical, financial, and operational outcomes. The Company determined that only one In Scope product manufactured by Change Healthcare Enterprise Imaging requires further due diligence:

Change Healthcare Cardiology Hemo (“Covered Product”) – A comprehensive hemodynamic monitoring and information management application for cardiac, peripheral and electrophysiological (EP) procedures.

The Company’s Reasonable Country of Origin Inquiry (“RCOI”)

The Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) review regarding the 3TG Minerals. This good faith RCOI review was designed to determine whether any of the 3TG Minerals originated in the Covered Countries and whether any of the 3TG Minerals may be from recycled or scrap sources. As the Covered Product, manufacture and suppliers remained unchanged from previous reporting by McKesson, the Company leveraged and audited communication packages previously sent to suppliers of the Covered Product, which included a letter describing 3TG Minerals obligations and the actions required of the suppliers, a Survey FAQ document, the Conflict Free Sourcing Initiative Conflict Minerals Reporting Template (created by the Electronic Industry Citizenship Coalition and the Global eSustainability Initiative), a smelter list table completed by suppliers, and a list of standard smelter names.

Furthermore, the Company reviewed supplier responses and audited their current web sites’ report filings and policies.

The Company’s Due Diligence Process

Based on the results of the Company’s RCOI, the Company audited prior due diligence performed by McKesson on the source and chain of custody of the 3TG Minerals which were designed to conform to the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The Company plans to update its due diligence process to adopt current SEC and European compliance standards which may include periodic updates on the due diligence process to senior management, including executive officers of the Company.

The Company’s due diligence measures did not include and do not require an independent private sector audit of this Report.

Based on the Company’s due diligence efforts to date and the foregoing complexities, it does not have sufficient information to determine the country of origin of the facilities used to process 3TG minerals used in the Covered Products; therefore the Company is unable to make the determination of being Conflict Free for the complete supply chain for the Covered Product.

The Company continues to identify ways for improving its efforts for determining the country of origin of, or the facilities used to process, the 3TG Minerals necessary to the functionality or production of the Covered Product.

Future Due Diligence Measures

The due diligence process discussed above is an ongoing process. The Company will continue to refine its due diligence process and mitigate risk by implementing a Conflict Mineral Policy and continuing efforts to ensure 3TG Minerals contained in the Company’s products do not benefit armed groups in the Covered Countries.

Company Policy

The Company drafted a policy relating to 3TG Minerals (the “Company Policy”) for implementation this fiscal year and publication to the Company website at http://www.ChangeHealthcare.com.

The Company Policy will apply to employees who manage relationships with suppliers of products and materials to the Company. Under the Company Policy, the Company’s suppliers will be expected, upon request, to:

•

Identify the steps in the supply chain through which 3TG Minerals are introduced, and undertake all due diligence efforts necessary to identify the smelter, refiner and/or mine from which 3TG Minerals originate. This may include requiring direct or indirect suppliers to the Company’s suppliers to cooperate in due diligence efforts and to provide any information necessary to facilitate the Company’s compliance efforts with respect to the Rule;

•

Supply the Company with timely and accurate information regarding the source of 3TG Minerals in the Company’s supply chain and the steps that have been undertaken to determine whether such products and materials do not contain 3TG Minerals necessary to the functionality or production of those products or materials that directly or indirectly finance or benefit armed groups in the Covered Countries, and are therefore “DRC Conflict Free,” as such term is defined in the Rule, including whether the source has been verified by a recognized, independent third party; and

•	Advise the Company promptly of any determination that any products or materials in the supply chain are not DRC Conflict Free.

Continuing Efforts With Suppliers

The Company’s supply chain with respect to the Covered Product is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Product and the original sources of necessary 3TG Minerals. In this regard, the Company does not directly purchase 3TG Minerals from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of 3TG Minerals that are necessary to the functionality or production of the Covered Product. As the Company further develops it due diligence process the following will be under consideration to identify the applicable smelters and refiners of 3TG Minerals in the Company’s supply chain:

•	Creation of a unique email address by which suppliers, customers, employees, and interested parties would be able to provide information to the Company.

•	Continuing to work with suppliers to obtain complete information about the source and chain of custody of 3TG Minerals, which includes lists of smelters and refiners; and

•

Cross referencing supplier lists of smelters with the list of smelters and refiners that are compliant with the relevant Conflict Free Smelter Program assessment protocol. This is the flagship program of the Conflict Free Sourcing Initiative.

Resources

Conflict Minerals Policy

Form SD 2019